Michael Foley



Objective

Seeking a challenging fast paced work environment where I'm able to inspire and motivate employees to achieve their absolute best in either a corporate or private business environment.

Education

Keyport High School: Graduate
Brookdale Community College: Psychology/Business
Padgett/Thomas: Business Management
H.B. Studios: Advanced Theatre Program

Employment History

Self Employed/My Muse Painting

Interior, Exterior, Residential, Commercial Painting   2022 – Present

Cultivating and maintaining client base. Assuring excellent customer service from job inception to completion.   Understanding all client needs and expectations. Clear communication throughout project, sticking to and honoring deadlines. Ordering, maintaining, and delivering all supplies needed to assure project completion.   Bookkeeping, invoicing, and all financials.

Trunks/Trunks LLC   1990 - 2021

8809 Santa Monica Blvd. West Hollywood, CA 90069

Bar Manager/Bartender: Manage employees and service customers in high volume, fast paced West Hollywood location while assuring excellent customer service and a safe and comfortable environment for a broad customer base. Interviewing and hiring of staff. Closing out shift financials. Inventory. Creating and managing special events and fund raisers for community organizations. Aloha POS

Prudential Property and Casualty   1987-1990

Holmdel, NJ

Operation Manager: Manage production of all new business policies and billing. Supervised a staff of 35 including computer room, data entry unit and policy assembly department.

American International Group   1983 – 1987

East Orange, NJ

Supervisor: Manage data entry and cost accounting units. Responsible for overseeing accounting of multi-million-dollar accounts including PepsiCo, GM, Frito Lay and Seventh-day Adventists.